SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D/A
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 1)

                      COMMUNITY SAVINGS BANKSHARES, INC.
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                               (Name of Issuer)


                   COMMON STOCK, $1.00 PAR VALUE PER SHARE
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                        (Title of Class of Securities)


                                 204037  10 5
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                                (CUSIP Number)


                               John Sheldon Clark
                          430 Park Avenue, Suite 1800
                           New York, New York 10022
                                 (212) 319-0891
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                               October 23, 2000
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                            (Page 1 of 4 Pages)





CUSIP No.  204037 10 5             13D/A                      Page 2 of 4 Pages


-------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               John Sheldon Clark
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2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                       (b) [ ]

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3              SEC USE ONLY

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4              SOURCE OF FUNDS

               PF
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5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [ ]
               PURSUANT TO ITEMS 2(d) OR 2(e)

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6              CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
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NUMBER OF SHARES      |   7        SOLE VOTING POWER
  BENEFICIALLY        |
 OWNED BY EACH        |            524,850
REPORTING PERSON      |--------------------------------------------------------
     WITH             |   8        SHARED VOTING POWER
                      |
                      |            None
                      |--------------------------------------------------------
                      |   9        SOLE DISPOSITIVE POWER
                      |
                      |            524,850
                      |--------------------------------------------------------
                      |   10       SHARED DISPOSITIVE POWER
                      |
                      |            None
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11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               524,850
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12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                    [ ]
               (11) EXCLUDES CERTAIN SHARES

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13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.1%
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14             TYPE OF REPORTING PERSON

               IN
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CUSIP No.  204037 10 5             13D/A                      Page 3 of 4 Pages

                       AMENDMENT NO. 1 TO SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER.

          The securities as to which this Schedule 13D relates are the shares of common stock, $1.00 par value per share ("Common
     Stock"), of Community Savings Bankshares, Inc. (the "Issuer").
     The address of the Issuer's principal executive office is 660 U.S. Highway One, North Palm Beach, Florida 33408.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a)-(c) John Sheldon Clark (the "Reporting Person") beneficially owns 524,850 shares of Common Stock which represents approximately 6.1% of the outstanding shares of Common Stock. Included in such amount are options to purchase 82 shares of Common Stock were are currently exercisable. The Issuer reported 8,542,363 shares of Common Stock issued and outstanding on its quarterly Report on Form 10-Q filed October 31, 2000. The Reporting Person's beneficial ownership of the Common Stock increased to 6.1% solely as a result of the Issuer's purchase of shares of Common Stock pursuant to its announced stock repurchase programs. The Reporting Person has sole disposition and voting power with respect to the 524,850 shares described above. The Reporting Person effected no transactions involving shares of Common Stock during the past 60 days.

          (d)  Not Applicable.

          (e)  Not Applicable.











CUSIP No.  204037 10 5             13D/A                      Page 4 of 4 Pages


                                 Signatures

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D/A is true, complete and correct.







                                                    /s/John Sheldon Clark
                                                    --------------------------
                                                    John Sheldon Clark




                                                    Date: April 30, 2001